SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

European Embedded Value (EEV) Basis Results

SUMMARISED CONSOLIDATED INCOME STATEMENT

		Half year 2019 £m			2018 £m
					Half year	Full year
	Note	Asia	US	Group total	Group total	Group total
					notes (ii)(iii)	notes (ii)(iii)
Continuing operations:
New business	3	1,295	348	1,643	1,588	3,525
Business in force	4	832	445	1,277	1,170	2,977
Long-term business		2,127	793	2,920	2,758	6,502
Asset management		91	11	102	75	162
Operating profit from long-term business and asset management		2,218	804	3,022	2,833	6,664
Other income and expenditurenote (i)				(361)	(340)	(726)
Restructuring costs				(20)	(18)	(47)
Operating profit from continuing operations				2,641	2,475	5,891
Short-term fluctuations in investment returns	5			2,229	(965)	(2,498)
Effect of changes in economic assumptions	6			(1,371)	610	312
Mark-to-market value movements on core structural borrowings	7			(492)	579	549
Loss attaching to corporate transactions	14			(24)	(48)	(75)
Non-operating profit (loss) from continuing operations				342	176	(1,712)
Profit for the period from continuing operations				2,983	2,651	4,179
Profit for the period from discontinued operationsnote (iii)				1,281	317	409
Profit for the period attributable to equity holders of the Company				4,264	2,968	4,588

Attributable to:
Equity holders of the Company:
From continuing operations				2,978	2,650	4,176
From discontinued operations				1,281	317	409
Non-controlling interests from continuing operations				5	1	3
				4,264	2,968	4,588

EEV basis basic earnings per share
				2019	2018
				Half year	Half year	Full year
					notes (ii)(iii)	notes (ii)(iii)
Based on operating profit from continuing operations, after non-controlling interests (in pence)				102.1p	96.2p	228.7p
Based on profit for the period attributable to equity holders of the Company (in pence)
From continuing operations				115.3p	103.0p	162.2p
From discontinued operations				49.6p	12.3p	15.9p
				164.9p	115.3p	178.1p

Weighted average numbers of shares in the period (millions)				2,583	2,573	2,575

Annualised return on embedded value*				17%	13%	10%
*    Annualised return on embedded value is based on EEV profit for the period attributable to equity holders of the Company, after non-controlling interests, as a percentage of opening EEV basis shareholders' equity. Half year profits are annualised by multiplying by two.

Notes
(i)    EEV basis other income and expenditure represents the post-tax IFRS basis results for other operations (including Group and Asia Regional Head Office, holding company borrowings, Africa operations and Prudential Capital) less the unwind of expected margins on the internal management of the assets of the covered business (as explained in note 11(i)(g)).
(ii)   The comparative results have been prepared using previously reported average exchange rates for the period.
(iii)  The Group's UK and Europe operations have been classified as discontinued operations as at 30 June 2019 as described in note A2 of the Group IFRS basis results. 2018 comparative results have been re-presented from those previously published accordingly in line with the Group IFRS basis results. This approach has been adopted consistently throughout this supplementary information.

MOVEMENT IN SHAREHOLDERS' EQUITY

	Half year 2019 £m					2018 £m
	Asia	US	Other	Discontinued UK and Europe operations	Group total	Half year Group total	Full year Group total
				note (iii)		note (iii)	note (iii)
Continuing operations:
Operating profit from long-term and asset management businesses	2,218	804	-		3,022	2,833	6,664
Other income and expenditure	-	-	(361)		(361)	(340)	(726)
Restructuring costs	(13)	(1)	(6)		(20)	(18)	(47)
Operating profit from continuing operations	2,205	803	(367)		2,641	2,475	5,891
Non-operating profit (loss) from continuing operationsnote (v)	863	145	(666)		342	176	(1,712)
Non-controlling interests	(4)	-	(1)		(5)	(1)	(3)
Profit for the period from continuing operations	3,064	948	(1,034)		2,978	2,650	4,176
Profit for the period from discontinued operationsnote (iii)	-	-	-	1,281	1,281	317	409
Profit for the period attributable to equity holders of the Company	3,064	948	(1,034)	1,281	4,259	2,967	4,585
Exchange movements on foreign operations and net investment hedges	219	18	(14)	2	225	523	1,706
Intra-group dividends and investment in operationsnote (i)	(362)	(406)	1,124	(356)	-	-	-
External dividends	-	-	(870)	-	(870)	(840)	(1,244)
Mark-to-market value movements on Jackson assets backing surplus and required capital	-	137	-	-	137	(32)	(95)
Other movementsnote (ii)	(154)	(8)	797	(752)	(117)	127	132
Net increase in shareholders' equity	2,767	689	3	175	3,634	2,745	5,084
Shareholders' equity at beginning of period	25,132	14,690	(3,624)	13,584	49,782	44,698	44,698
Shareholders' equity at end of period	27,899	15,379	(3,621)	13,759	53,416	47,443	49,782

Representing:
Long-term business	27,080	15,329	-	11,749	54,158	47,659	50,388
Asset management and other	309	50	(3,621)	857	(2,405)	(1,675)	(2,257)
Goodwill	510	-	-	1,153	1,663	1,459	1,651
Shareholders' equity at end of period	27,899	15,379	(3,621)	13,759	53,416	47,443	49,782
Shareholders' equity per share at end of periodnote (iv)	1,073p	592p	(139)p	529p	2,055p	1,830p	1,920p

Long-term business	24,329	14,650	-	11,409	50,388	45,917	45,917
Asset management and other	305	40	(3,624)	1,022	(2,257)	(2,677)	(2,677)
Goodwill	498	-	-	1,153	1,651	1,458	1,458
Shareholders' equity at beginning of period	25,132	14,690	(3,624)	13,584	49,782	44,698	44,698
Shareholders' equity per share at beginning of periodnote (iv)	969p	567p	(140)p	524p	1,920p	1,728p	1,728p

Notes
(i)    Intra-group dividends represent dividends that have been declared in the period. Investment in operations reflects movements in share capital. The amounts included for these items in the analysis of movement in free surplus (note 9) are as per the holding company cash flow at transaction rates. The difference primarily relates to intra-group loans, foreign exchange and other non-cash items.
(ii)   Other movements include reserve movements in respect of the shareholders' share of actuarial gains and losses on defined benefit pension schemes, share capital subscribed, share-based payments, treasury shares and intra-group transfers between operations which have no overall effect on the Group's shareholders' equity.
(iii)  The 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations classified as discontinued operations as at 30 June 2019.
(iv)  Based on the number of issued shares at 30 June 2019 of 2,600 million shares (30 June 2018: 2,592 million shares; 31 December 2018: 2,593 million shares).
(v)   The £(666) million non-operating loss recorded for other operations comprises £(484) million of mark-to-market value movements on core structural borrowings, £(162) million for demerger costs (net of tax) and £(20) million for short term fluctuations.

SUMMARY STATEMENT OF FINANCIAL POSITION

	2019 £m	2018 £m
	30 Jun	30 Jun	31 Dec
Assets less liabilities before deduction of insurance funds	470,884	429,035	431,269
Less insurance funds:*
Policyholder liabilities (net of reinsurers' share) and unallocated surplus of with-profits funds	(451,189)	(413,145)	(414,002)
Less shareholders' accrued interest in the long-term business	33,744	31,561	32,533
	(417,445)	(381,584)	(381,469)
Less non-controlling interests	(23)	(8)	(18)
Total net assets attributable to equity holders of the Company	53,416	47,443	49,782

Share capital	130	129	130
Share premium	1,974	1,954	1,964
IFRS basis shareholders' reserves	17,568	13,799	15,155
IFRS basis shareholders' equity	19,672	15,882	17,249
Additional EEV basis retained profit	33,744	31,561	32,533
EEV basis shareholders' equity	53,416	47,443	49,782
* Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

NOTES ON THE EEV BASIS RESULTS

1  Basis of preparation

The EEV basis results have been prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in 2016. Where appropriate, the EEV basis results include the effects of adoption of EU-endorsed IFRS.

The Directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles. The EEV basis results for half year 2019 and half year 2018 are unaudited. Except for re-presenting the results for UK and Europe operations as discontinued operations, the full year 2018 results have been derived from the EEV basis results supplement to the Company's statutory accounts for 2018. The supplement included an unqualified audit report from the auditors.

A detailed description of the EEV methodology and accounting presentation is provided in note 11.

2  Results analysis by business area

The half year 2018 comparative results are shown below on both actual exchange rates (AER) and constant exchange rates (CER) bases. The half year 2018 CER comparative results are translated at half year 2019 average exchange rates.

Annual premium equivalents (APE) from continuing operationsnote 13

			Actual exchange rate						Constant exchange rate
	Half year 2019 £m		Half year 2018 £m		Change %		Half year 2018 £m		Change %
	Annual premium equivalent	New business profit	Annual premium equivalent	New business profit	Annual premium equivalent	New business profit	Annual premium equivalent	New business profit	Annual premium equivalent	New business profit
Asia	1,978	1,295	1,736	1,122	14%	15%	1,806	1,178	10%	10%
US	831	348	816	466	2%	(25)%	868	495	(4)%	(30)%
Group total	2,809	1,643	2,552	1,588	10%	3%	2,674	1,673	5%	(2)%

Profit for the period attributable to equity holders of the Company

		Actual exchange rate		Constant exchange rate
	Half year 2019 £m	Half year 2018* £m	Change %	Half year 2018* £m	Change %
Continuing operations:
Asia
Long-term business	2,127	1,753	21%	1,834	16%
Asset management	91	77	18%	79	15%
Total	2,218	1,830	21%	1,913	16%
US
Long-term business	793	1,005	(21)%	1,068	(26)%
Asset management	11	(2)	650%	(2)	650%
Total	804	1,003	(20)%	1,066	(25)%
Operating profit from long-term business and asset management	3,022	2,833	7%	2,979	1%
Other income and expenditure	(361)	(340)	(6)%	(341)	(6)%
Restructuring costs	(20)	(18)	(11)%	(18)	(11)%
Operating profit from continuing operations	2,641	2,475	7%	2,620	1%
Short-term fluctuations in investment returns	2,229	(965)		(1,021)
Effect of changes in economic assumptions	(1,371)	610		656
Mark-to-market value movements on core structural borrowings	(492)	579		580
Loss attaching to corporate transactions	(24)	(48)		(50)
Total non-operating profit from continuing operations	342	176		165
Profit for the period from continuing operations	2,983	2,651	13%	2,785	7%
Profit for the period from discontinued operations	1,281	317	304%	317	304%
Profit for the period attributable to equity holders of the Company	4,264	2,968	44%	3,102	37%
*    The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations classified as discontinued operations as at 30 June 2019.

EEV basis basic earnings per share

		Actual exchange rate		Constant exchange rate
	Half year 2019	Half year 2018*	Change %	Half year 2018*	Change %
Based on operating profit from continuing operations after non-controlling interests (in pence)	102.1p	96.2p	6%	101.8p	0%
Based on profit for the period attributable to equity holders of the Company (in pence):
From continuing operations	115.3p	103.0p	12%	108.2p	7%
From discontinued operations	49.6p	12.3p	303%	12.3p	303%
	164.9p	115.3p	43%	120.5p	37%
*    The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations classified as discontinued operations as at 30 June 2019.

3    Analysis of new business contribution from continuing operations

	Half year 2019
	Annual premium	Present value of new business	New business	New business margin
	equivalents (APE)	premiums (PVNBP)	contribution	APE	PVNBP
	£m	£m	£m	%	%
	note 13	note 13	note (i)
Asianote(ii)	1,978	10,988	1,295	65%	11.8%
US	831	8,310	348	42%	4.2%
Group totalnote (iii)	2,809	19,298	1,643	58%	8.5%

	Half year 2018*
	Annual premium	Present value of new business	New business	New business margin
	equivalents (APE)	premiums (PVNBP)	contribution	APE	PVNBP
	£m	£m	£m	%	%
	note 13	note 13	note (i)
Asianote(ii)	1,736	9,132	1,122	65%	12.3%
US	816	8,163	466	57%	5.7%
Group totalnote (iii)	2,552	17,295	1,588	62%	9.2%

	Full year 2018*
	Annual premium	Present value of new business	New business	New business margin
	equivalents (APE)	premiums (PVNBP)	contribution	APE	PVNBP
	£m	£m	£m	%	%
	note 13	note 13
Asianote(ii)	3,744	20,754	2,604	70%	12.5%
US	1,542	15,423	921	60%	6.0%
Group totalnote (iii)	5,286	36,177	3,525	67%	9.7%
*     The 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations classified as discontinued operations as at 30 June 2019.

Notes
(i)   The movement in new business contribution of £55 million from £1,588 million for half year 2018 to £1,643 for half year 2019 is analysed as follows:

New business contribution	Half year 2018 £m	Foreign exchange movement £m	Effect of changes in interest rates and other economic assumptions £m	Sales volume, business and product mix and other items £m	Half year 2019 £m
Asia	1,122	56	(21)	138	1,295
US	466	29	(75)	(72)	348
Group	1,588	85	(96)	66	1,643

(ii)  Asia new business contribution by business unit is shown below:

	2019 £m	2018 £m
	Half year	AER Half year	CER Half year	AER Full year
China JV	98	76	76	149
Hong Kong	826	731	777	1,729
Indonesia	66	59	61	122
Taiwan	22	21	21	46
Other	283	235	243	558
Total	1,295	1,122	1,178	2,604

(iii) Details of new business contribution from discontinued operations are shown in note 13.

4    Operating profit from long-term business in force from continuing operations

	Half year 2019 £m
	Asia operations	US operations	Group total
Unwind of discount and other expected returnsnote (i)	622	355	977
Effect of changes in operating assumptionsnote (ii)	131	-	131
Experience variances and other itemsnote (iii)	79	90	169
Total operating profit from long-term business in force	832	445	1,277

	Half year 2018* £m
	Asia operations	US operations	Group total
Unwind of discount and other expected returnsnote (i)	601	433	1,034
Experience variances and other items	30	106	136
Total operating profit from long-term business in force	631	539	1,170

	Full year 2018* £m
	Asia operations	US operations	Group total
Unwind of discount and other expected returns	1,218	881	2,099
Effect of changes in operating assumptions	342	115	457
Experience variances and other items	223	198	421
Total operating profit from long-term business in force	1,783	1,194	2,977
*    The 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations classified as discontinued operations as at 30 June 2019.

Notes
(i)    The movement in unwind of discount and other expected returns of £(57) million from £1,034 million for half year 2018 to £977 million for half year 2019 comprises:

	Half year 2019 £m
	Asia	US	Group total
Growth in opening value of in-force business	69	(51)	18
Effect of changes in interest rates and other economic assumptions	(71)	(56)	(127)
Foreign exchange movements	23	29	52
Total movement in unwind of discount and other expected returns	21	(78)	(57)

(ii)   The half year 2019 effect of changes in operating assumptions of £131 million in Asia principally reflects the beneficial effect on the effective tax rate for China from changes to tax legislation in the first half of 2019.

(iii)  In Asia, the half year 2019 effect of experience variances and other items of £79 million is driven by positive mortality and morbidity experience in a number of local business units, together with a positive persistency variance from participating and health and protection products.

In the US, the effect of experience variances and other items include items as shown below. Other items includes the effects of positive persistency experience in the period.

	2019 £m	2018 £m
	Half year	Half year	Full year
Spread experience variance	12	26	39
Amortisation of interest-related realised gains and losses	36	45	92
Other items	42	35	67
Total US experience variances and other items	90	106	198

5    Short-term fluctuations in investment returns from continuing operations

	2019 £m	2018* £m
	Half year	Half year	Full year
Asia
Hong Kong	897	(212)	(552)
Singapore	153	(126)	(233)
Other	230	(177)	(244)
Total Asianote (i)	1,280	(515)	(1,029)
US
Investment return related experience on fixed income securitiesnote (ii)	(16)	15	60
Investment return related impact due to changed expectation of profits on in-force variable annuity business in future periods based on current period separate account return, net of related hedging activity and other itemsnote (iii)	985	(543)	(1,541)
Total US	969	(528)	(1,481)
Other operations	(20)	78	12
Total continuing operations	2,229	(965)	(2,498)
*    The 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations classified as discontinued operations as at 30 June 2019.

Notes
(i)    For half year 2019, the credit of £1,280 million mainly represents the increase in bond and equity values in Hong Kong and higher than expected investment returns on participating and unit-linked business in Singapore and Taiwan.
(ii)   The net result relating to fixed income securities reflects a number of offsetting items as follows:

-	The impact on portfolio yields of changes in the asset portfolio in the period;
-	The difference between actual realised gains and losses and the amortisation of interest-related realised gains and losses that is recorded within operating profit; and
-	Credit experience versus the longer-term assumption.
(iii)  This item reflects the net impact of:

-
Changes in projected future fees and future benefit costs arising from the difference between the actual growth in separate account asset values of 15.2 per cent and that assumed of 2.8 per cent (half year 2018: actual growth of 2.2 per cent compared to assumed growth of 3.2 per cent; full year 2018: actual growth of negative 5.4 per cent compared to assumed growth of positive 6.2 per cent); and

-	Related hedging activity arising from realised and unrealised gains and losses on equity-related hedges and interest rate derivatives and other items.

6    Effect of changes in economic assumptions from continuing operations

	2019 £m	2018* £m
	Half year	Half year	Full year
Asia
Hong Kong	(478)	400	165
Indonesia	33	(89)	(94)
Malaysia	34	(41)	(19)
Singapore	(101)	(32)	70
Other	(45)	5	(7)
Total Asianote (i)	(557)	243	115
US
Variable annuity businessnote (ii)	(1,129)	497	365
Fixed annuity and other general account businessnote (iii)	315	(130)	(168)
Total US	(814)	367	197
Total continuing operations	(1,371)	610	312
*    The 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations classified as discontinued operations as at 30 June 2019.

Notes
(i)    In half year 2019, the negative effect of £(557) million largely arises from movements in long-term interest rates, resulting in lower assumed fund earned rates for participating business in Hong Kong and Singapore, partially offset by the positive effect of lower risk discount rates in Indonesia and Malaysia in valuing future profits for health and protection business and a refinement to the methodology in Vietnam as described in note 11(i)(h).
(ii)   In half year 2019, the charge of £(1,129) million mainly reflects the effect of a decrease in the assumed separate account return, following the 70 basis points decrease in the US 10-year treasury yield over the period, resulting in lower projected fee income and an increase in projected benefit costs for variable annuity business.
(iii)  For fixed annuity and other general account business, the impact reflects the effect on the present value of future projected spread income from the combined decrease in interest rates and credit spreads in the period.

7   Net core structural borrowings of shareholder-financed businesses

		2019 £m		2018 £m
		30 Jun		30 Jun			31 Dec
	IFRS basis	Mark-to -market value adjustment	EEV basis at market value	IFRS basis	Mark-to -market value adjustment	EEV basis at market value	IFRS basis	Mark-to -market value adjustment	EEV basis at market value
Holding company cash and short-term investmentsnote (i)	(2,365)	-	(2,365)	(2,210)	-	(2,210)	(3,236)	-	(3,236)
Holding company borrowings:
Subordinated debt with no options to substitute to M&GPrudentialnote (ii)	3,362	163	3,525	4,067	(119)	3,948	3,757	(108)	3,649
Senior debt	519	177	696	549	143	692	517	174	691
Bank loan	275	-	275	-	-	-	275	-	275
Central funds before amounts capable of being substituted to M&GPrudential	4,156	340	4,496	4,616	24	4,640	4,549	66	4,615
Subordinated debt capable of being substituted to M&GPrudential (as at 30 Jun 2019)note (iii)	3,089	209	3,298	1,287	80	1,367	2,919	64	2,983
Total holding company borrowings	7,245	549	7,794	5,903	104	6,007	7,468	130	7,598
Holding company net borrowings	4,880	549	5,429	3,693	104	3,797	4,232	130	4,362
Prudential Capital bank loan	-	-	-	275	-	275	-	-	-
Jackson Surplus Notes	196	62	258	189	47	236	196	53	249
Net core structural borrowings of shareholder-financed businessesnote (iv)	5,076	611	5,687	4,157	151	4,308	4,428	183	4,611

Notes
(i)    Holding company includes central finance subsidiaries.
(ii)   In May 2019, the Company redeemed its £400 million 11.375 per cent subordinated notes.
(iii)  In October 2018, the Company issued three tranches of substitutable debt as part of the process required before the proposed demerger, to rebalance debt across M&GPrudential and Prudential plc. Total proceeds, net of costs, were £1.6 billion. In the first half of 2019, the Group agreed with the holders of two subordinated debt instruments to alter the terms and conditions of these instruments in exchange for an upfront fee of £141 million and an increase in the coupon of the instruments. The loss arising from the change in fair value in the period of £100 million has been treated as an expense attributable to the discontinued UK and Europe operations and the £141 million fee, which has been paid by Prudential plc, has been treated as a non-operating expense.
(iv)  The movement in the value of core structural borrowings includes foreign exchange effects for US dollar denominated debts, which are included in 'Exchange movements on foreign operations and net investment hedges'. The movement in the mark-to-market value adjustment can be analysed as follows:

	2019 £m	2018 £m
	Half year	Half year	Full year
Mark-to-market value adjustment at beginning of period	183	743	743
Change in fair value of debt under IFRS as a result of consent process†	(169)	-	-
Charge (credit) in respect of market movements included in the income statement*	592	(579)	(549)
Effect of changes in US$ exchange rate for US$ denominated debts included in reserves	5	(13)	(11)
Mark-to-market value adjustment at end of period	611	151	183
* The total income statement charge of £592 million relates to £492 million from continuing operations and £100 million note(iii) from discontinued operations

† Further details are explained in note D2.1 of the Group's IFRS basis results

8    Analysis of movement in total net worth and value of in-force for long-term business

	Half year 2019 £m
	Free surplus	Required capital	Total net worth	Value of in-force business	Total embedded value
Group
Shareholders' equity at beginning of period from continuing operations	3,856	4,734	8,590	30,389	38,979
New business contributionnote 3	(516)	358	(158)	1,801	1,643
Existing business - transfer to net worth	1,533	(296)	1,237	(1,237)	-
Expected return on existing businessnote 4	59	64	123	854	977
Changes in operating assumptions and experience variancesnote 4	338	108	446	(146)	300
Restructuring costs	(1)	-	(1)	-	(1)
Operating profit from continuing operations	1,413	234	1,647	1,272	2,919
Non-operating profit (loss) from continuing operations	268	(146)	122	886	1,008
Profit for the period from continuing operations	1,681	88	1,769	2,158	3,927
Exchange movements on foreign operations and net investment hedges	58	19	77	151	228
Intra-group dividends and investment in operations	(701)	-	(701)	-	(701)
Other movements	(24)	-	(24)	-	(24)
Shareholders' equity at end of period from continuing operations	4,870	4,841	9,711	32,698	42,409
Shareholders' equity at end of period from discontinued operations	3,705	5,175	8,880	2,869	11,749
Shareholders' equity at end of period	8,575	10,016	18,591	35,567	54,158

Asia
New business contributionnote 3	(250)	99	(151)	1,446	1,295
Existing business - transfer to net worth	779	(169)	610	(610)	-
Expected return on existing businessnote 4	35	29	64	558	622
Changes in operating assumptions and experience variancesnote 4	30	107	137	73	210
Operating profit based on longer-term investment returns	594	66	660	1,467	2,127
Non-operating profit (loss)	674	37	711	152	863
Profit for the period	1,268	103	1,371	1,619	2,990

US
New business contributionnote 3	(266)	259	(7)	355	348
Existing business - transfer to net worth	754	(127)	627	(627)	-
Expected return on existing businessnote 4	24	35	59	296	355
Changes in operating assumptions and experience variancesnote 4	308	1	309	(219)	90
Restructuring costs	(1)	-	(1)	-	(1)
Operating profit based on longer-term investment returns	819	168	987	(195)	792
Non-operating profit (loss)	(406)	(183)	(589)	734	145
Profit for the period	413	(15)	398	539	937

Note
The net value of in-force business comprises the value of future margins from current in-force business less the cost of holding required capital for long-term business as shown below:

	30 Jun 2019 £m				31 Dec 2018 £m
	Asia	US	UK and Europe	Group total	Asia	US	UK and Europe	Group total
Value of in-force business before deduction of cost of capital and time value of options and guarantees	23,035	12,267	3,334	38,636	21,867	11,811	3,083	36,761
Cost of capital	(681)	(237)	(465)	(1,383)	(566)	(296)	(459)	(1,321)
Time value of options and guarantees*	(278)	(1,408)	-	(1,686)	(981)	(1,446)	-	(2,427)
Net value of in-force business	22,076	10,622	2,869	35,567	20,320	10,069	2,624	33,013
Total net worth	5,004	4,707	8,880	18,591	4,009	4,581	8,785	17,375
Total embedded value	27,080	15,329	11,749	54,158	24,329	14,650	11,409	50,388
* The time value of options and guarantees arises from the variability of economic outcomes in the future and is, where appropriate, calculated as the difference between a full stochastic valuation and a single deterministic valuation as described in note 11(i)(d). Both valuations reflect the level of policyholder benefits (including guaranteed benefits and discretionary bonuses) and associated charges, together with management actions in response to emerging investment and fund solvency conditions. The reduction in the time value of options and guarantees for Asia operations from £(981) million at 31 December 2018 to £(278) million at 30 June 2019 reflects the interaction between these effects on the two valuations at the respective level of interest rates and equity markets.

9    Analysis of movement in free surplus

For EEV covered business, free surplus is the excess of the regulatory basis net assets for EEV reporting purposes (total net worth) over the capital required to support the covered business. Where appropriate, adjustments are made to total net worth so that backing assets are included at fair value rather than at cost to comply with the EEV Principles. In the Group's Asia and US operations, assets deemed to be inadmissible on a local regulatory basis are included in net worth where considered fully recognisable on an EEV basis. Free surplus for asset management operations is taken to be IFRS basis post-tax earnings and shareholders' equity, net of goodwill. Free surplus for other operations (including Group and Asia Regional Head Office, holding company borrowings, Africa operations and Prudential Capital) is taken to be EEV basis post-tax earnings and shareholders' equity net of goodwill, with subordinated debt recorded as free surplus to the extent that it is classified as available capital under Solvency II.

	Half year 2019
	Continuing operations
	Asia	US	Total insurance and asset management	Other	Discontinued UK and Europe operations	Group total
	note (a)	note (b)
Operating free surplus generated before restructuring costsnote (e)	685	831	1,516	(361)		1,155
Restructuring costs	(13)	(1)	(14)	(6)		(20)
Operating free surplus generated	672	830	1,502	(367)		1,135
Non-operating profit (loss) from continuing operationsnote (f)	674	(406)	268	(185)		83
Free surplus generated from discontinued operations					974	974
Free surplus generated in the period	1,346	424	1,770	(552)	974	2,192
Net cash flows to parent companynote (g)	(451)	(400)	(851)	1,212	(361)	-
External dividends	-	-	-	(870)	-	(870)
Exchange movements on foreign operations, timing differences and other itemsnote (h)	(15)	124	109	304	(744)	(331)
Net movement in free surplus	880	148	1,028	94	(131)	991
Balance at beginning of period	2,034	2,167	4,201	3,008	4,693	11,902
Balance at end of period	2,914	2,315	5,229	3,102	4,562	12,893

	Half year 2018* £m
	Continuing operations
	Asia	US	Total insurance and asset management	Other	Discontinued UK and Europe operations	Group total
	note (a)	note (b)
Operating free surplus generated before restructuring costs	590	593	1,183	(340)		843
Restructuring costs	(10)	-	(10)	(8)		(18)
Operating free surplus generated	580	593	1,173	(348)		825
Non-operating profit (loss) from continuing operationsnote (f)	(167)	(489)	(656)	97		(559)
Free surplus generated from discontinued operations					726	726
Free surplus generated in the period	413	104	517	(251)	726	992
Net cash flows to parent companynote (g)	(391)	(342)	(733)	1,111	(378)	-
External dividends	-	-	-	(840)	-	(840)
Exchange movements on foreign operations, timing differences and other itemsnote (h)	(359)	12	(347)	413	77	143
Net movement in free surplus	(337)	(226)	(563)	433	425	295
Balance at beginning of period	2,470	1,928	4,398	1,774	3,180	9,352
Balance at end of period	2,133	1,702	3,835	2,207	3,605	9,647

	Full year 2018* £m
	Continuing operations
	Asia	US	Total insurance and asset management	Other	Discontinued UK and Europe operations	Group total
Operating free surplus generated before restructuring costs	1,171	1,419	2,590	(726)		1,864
Restructuring costs	(19)	(17)	(36)	(11)		(47)
Operating free surplus generated	1,152	1,402	2,554	(737)		1,817
Non-operating profit (loss) from continuing operationsnote (f)	(393)	(842)	(1,235)	(22)		(1,257)
Free surplus generated from discontinued operations					1,965	1,965
Free surplus generated in the year	759	560	1,319	(759)	1,965	2,525
Net cash flows to parent companynote (g)	(699)	(342)	(1,041)	1,732	(691)	-
External dividends	-	-	-	(1,244)	-	(1,244)
Exchange movements on foreign operations, timing differences and other itemsnote (h)	(496)	21	(475)	1,505	239	1,269
Net movement in free surplus	(436)	239	(197)	1,234	1,513	2,550
Balance at beginning of year	2,470	1,928	4,398	1,774	3,180	9,352
Balance at end of year	2,034	2,167	4,201	3,008	4,693	11,902
*    The 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations classified as discontinued operations as at 30 June 2019.

Notes
(a)   Operating free surplus generated by Asia insurance and asset management operations before restructuring costs can be analysed as follows:

	Half year 2019 £m	Half year 2018* £m		% change
		AER	CER	AER	CER
Operating free surplus generated from in-force life business	844	773	797	9%	6%
Investment in new businessnote (c)	(250)	(260)	(269)	(4)%	(7)%
Long-term business	594	513	528	16%	13%
Asset management	91	77	79	18%	15%
Total Asia	685	590	607	16%	13%
*    The half year 2018 comparative results are shown on both actual exchange rates (AER) and constant exchange rates (CER) bases. The half year 2018 CER comparative results are translated at half year 2019 average exchange rates.

(b)   Operating free surplus generated by US insurance and asset management operations before restructuring costs can be analysed as follows:

	Half year 2019 £m	Half year 2018* £m		% change
		AER	CER	AER	CER
Operating free surplus generated from in-force life businessnote (d)	1,086	775	824	40%	32%
Investment in new businessnote (c)	(266)	(180)	(192)	48%	39%
Long-term business	820	595	632	38%	30%
Asset management	11	(2)	(2)	650%	650%
Total US	831	593	630	40%	32%
*    The half year 2018 comparative results are shown on both actual exchange rates (AER) and constant exchange rates (CER) bases. The half year 2018 CER comparative results are translated at half year 2019 average exchange rates.

(c)   Free surplus invested in new business primarily represents acquisition costs and amounts set aside for required capital.
(d)   The increase in the US in-force free surplus generation includes a £274 million benefit following the integration of the recently acquired John Hancock business.
(e)   Other operating free surplus generated for "other business" includes £(69) million (net of tax) of interest costs on debt that is capable of being substituted to M&GPrudential.
(f)    Non-operating items include short-term fluctuations in investment returns, the effect of changes in economic assumptions for long-term business and the effect of corporate transactions as described in note 14. In particular, for other business it includes £(162) million for demerger costs (post-tax) and £(20) million for short term fluctuations. In addition, for 2018 this included the impact in the US of changes to RBC factors following the US tax reform, which were formally approved by the National Association of Insurance Commissioners (NAIC) in June 2018.
(g)   Net cash flows to parent company for long-term business reflect the flows as included in the holding company cash flow at transaction rates.
(h)   Exchange movements on foreign operations, timing differences and other items represent:

	Half year 2019 £m
	Continuing operations
	Asia	US	Total insurance and asset management	Other	Discontinued UK and Europe operations	Group total
Exchange movements on foreign operations	54	1	55	(8)	2	49
Mark-to-market value movements on Jackson assets backing surplus and required capital	-	137	137	-	-	137
Other itemsnote (i)	(69)	(14)	(83)	312	(746)	(517)
	(15)	124	109	304	(744)	(331)

	Half year 2018 £m
	Continuing operations
	Asia	US	Total insurance and asset management	Other	Discontinued UK and Europe operations	Group total
Exchange movements on foreign operations	3	38	41	9	(5)	45
Mark-to-market value movements on Jackson assets backing surplus and required capital	-	(32)	(32)	-	-	(32)
Other itemsnote (i)	(362)	6	(356)	404	82	130
	(359)	12	(347)	413	77	143

	Full year 2018 £m
	Continuing operations
	Asia	US	Total insurance and asset management	Other	Discontinued UK and Europe operations	Group total
Exchange movements on foreign operations	88	131	219	(6)	-	213
Mark-to-market value movements on Jackson assets backing surplus and required capital	-	(95)	(95)	-	-	(95)
Other itemsnote (i)	(584)	(15)	(599)	1,511	239	1,151
	(496)	21	(475)	1,505	239	1,269

(i)    Other items include the effect of the net issuance of £1.2 billion of subordinated debt for other operations in full year 2018, intra-group loans and other intra-group transfers between operations and other non-cash items.

10 Sensitivity of results to alternative economic assumptions

The tables below show the sensitivity of the embedded value as at 30 June 2019 and 31 December 2018 and the new business contribution after the effect of required capital for half year 2019 and full year 2018 for long-term business to:

-      1 per cent increase in the discount rates;
-      1 per cent increase in interest rates and risk discount rates, including consequential changes in assumed investment returns for all asset classes and market values of fixed interest assets, but excluding changes in the allowance for market risk;
-      0.5 per cent decrease in interest rates and risk discount rates, including consequential changes in assumed investment returns for all asset classes and market values of fixed interest assets, but excluding changes in the allowance for market risk;
-      1 per cent rise in equity and property yields;
-      10 per cent fall in market value of equity and property assets (embedded value only);
-      The statutory minimum capital level in contrast to EEV basis required capital (embedded value only); and
-      5 basis points increase in the UK long-term expected defaults (embedded value only).

The sensitivities shown below are for the impact of instantaneous (and permanent) changes on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets (including derivatives) held at the valuation dates indicated. No change in assets held at the period end is assumed when calculating sensitivities. If the changes in assumptions shown in the sensitivities were to occur, the effect shown below would be recorded within two components of the profit analysis for the following period, namely the effect of changes in economic assumptions and short-term fluctuations in investment returns. In addition to the sensitivity effects shown below, the other components of the profit for the following period would be calculated by reference to the altered assumptions, for example new business contribution and unwind of discount and other expected returns, together with the effect of other changes such as altered corporate bond spreads. In addition, for changes in interest rates, the effect shown below for US (Jackson) would also be recorded within mark-to-market value movements on Jackson assets backing surplus and required capital, which are taken directly to shareholders' equity.

New business contribution from continuing long-term business

	Half year 2019 £m			Full year 2018* £m
	Asia	US	Group total	Asia	US	Group total
New business contributionnote 3	1,295	348	1,643	2,604	921	3,525
Discount rates - 1% increase	(281)	(17)	(298)	(549)	(42)	(591)
Interest rates - 1% increase	(35)	54	19	(202)	94	(108)
Interest rates - 0.5% decrease	(33)	(41)	(74)	58	(66)	(8)
Equity/property yields - 1% rise	67	55	122	130	115	245
*    The full year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations classified as discontinued operations as at 30 June 2019.

Embedded value of long-term business

	30 Jun 2019 £m				31 Dec 2018 £m
	Asia	US	UK and Europe	Group total	Asia	US	UK and Europe	Group total
Shareholders' equitynote 8	27,080	15,329	11,749	54,158	24,329	14,650	11,409	50,388
Discount rates - 1% increase	(3,718)	(346)	(682)	(4,746)	(3,292)	(513)	(648)	(4,453)
Interest rates - 1% increase	(984)	(604)	(748)	(2,336)	(1,564)	119	(668)	(2,113)
Interest rates - 0.5% decrease	(19)	(10)	451	422	366	(273)	363	456
Equity/property yields - 1% rise	1,122	1,107	424	2,653	1,041	1,011	377	2,429
Equity/property market values - 10% fall	(537)	(305)	(536)	(1,378)	(473)	(498)	(461)	(1,432)
Statutory minimum capital	142	166	-	308	110	217	-	327
Long-term expected defaults - 5 bps increase	-	-	(72)	(72)	-	-	(76)	(76)

11   Methodology and accounting presentation

(i)    Methodology

Overview
The embedded value is the present value of the shareholders' interest in the post-tax earnings distributable from assets allocated to the covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders' interest in the Group's long-term business comprises:

-      The present value of expected future shareholder cash flows from the in-force covered business (value of in-force business) less deductions for:
-      The cost of locked-in required capital; and
-      The time value of financial options and guarantees;
-      Locked-in required capital; and
-      The shareholders' total net worth in excess of required capital (free surplus).

The value of future new business is excluded from the embedded value. No smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and non-operating items, as explained in note (ii)(a) below.

(a)   Covered business
The EEV basis results for the Group are prepared for 'covered business' as defined by the EEV Principles. Covered business represents the Group's long-term insurance business (including the Group's investments in joint venture and associate insurance operations), for which the value of new and in-force contracts is attributable to shareholders, with the following exceptions:

-      The exclusion of the closed Scottish Amicable Insurance Fund (SAIF) from covered business. SAIF is a ring-fenced sub-fund of The Prudential Assurance Company Limited (PAC) long-term fund, established by a Court Approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund; and
-      A small amount of UK group pensions business is also not modelled for EEV reporting purposes.

The EEV basis results for the Group's covered business are then combined with the post-tax IFRS basis results of the Group's asset management and other operations (including Group and Asia Regional Head Office, holding company borrowings, Africa operations and Prudential Capital). Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management, as described in note (g) below.

The definition of long-term insurance business comprises those contracts falling under the definition for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall under the technical definition.

(b)   Valuation of in-force and new business
The EEV basis results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, persistency, mortality, morbidity and expenses, as described in note 12(iii)(a). These assumptions are used to project future cash flows. The present value of the projected future cash flows is then calculated using a discount rate, as shown in note 12(i), which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

For M&GPrudential, the embedded value incorporates Solvency II transitional measures, which are recalculated using management's estimate of the impact of operating and market conditions at each valuation date.

New business
In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing regular and single premium business as set out for statutory basis reporting.

New business premiums reflect those premiums attaching to the covered business, including premiums for contracts classified as investment contracts under IFRS. New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option.

New business contribution represents profit determined by applying operating and economic assumptions as at the end of the period. New business profitability is a key metric for the Group's management of the development of the business. In addition, new business margins are shown by reference to annual premium equivalents (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular premiums on new business written in the period and one-tenth of single premiums. PVNBP is calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the EEV new business contribution.

Valuation movements on investments
With the exception of debt securities held by Jackson, investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the period and shareholders' equity as they arise.

The results for any covered business conceptually reflect the aggregate of the post-tax IFRS basis results and the movements in the additional shareholders' interest recognised on an EEV basis. Therefore, the start point for the calculation of the EEV basis results for Jackson, as for other businesses, reflects the market value movements recognised on an IFRS basis.

In determining the movements in the additional shareholders' interest, for Jackson's debt securities backing liabilities, the aggregate EEV basis results reflect the fact that the value of in-force business incorporates the discounted value of expected future spread earnings. This value is not affected generally by short-term market movements in debt securities that, broadly speaking, are held for the longer term. Consequently, within EEV total net worth, Jackson's debt securities backing liabilities are held on a statutory basis (largely at book value), while those backing surplus and required capital are accounted for at fair value. Consistent with the treatment applied under IFRS, for Jackson's debt securities classified as available-for-sale, movements in unrealised appreciation and depreciation on these securities are accounted for directly in equity rather than in the income statement, as shown in 'Mark-to-market value movements on Jackson assets backing surplus and required capital' in the statement of movement in shareholders' equity.

(c)   Cost of capital
A charge is deducted from the embedded value for the cost of locked-in required capital supporting the Group's long-term business. The cost is the difference between the nominal value of the capital held and the discounted value of the projected releases of this capital, allowing for post-tax investment earnings on the capital.

The result is affected by the movement in this cost from period to period, which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its expected release over time and no further adjustment is necessary in respect of required capital.

(d)   Financial options and guarantees

Nature of financial options and guarantees in Prudential's long-term business

Asia
Participating products in Asia, principally written in Hong Kong, Singapore and Malaysia, have both guaranteed and non-guaranteed elements. These products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: regular and final. Regular bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular products. Final bonuses are guaranteed only until the next bonus declaration.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole-of-life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions.

US (Jackson)
The principal financial options and guarantees in Jackson are associated with the variable annuity and fixed annuity lines of business.

Jackson issues variable annuity (VA) contracts for which it contractually guarantees to the contract holder, subject to specific conditions, either: a) a return of no less than total deposits made to the contract, adjusted for any partial withdrawals; b) total deposits made to the contract, adjusted for any partial withdrawals plus a minimum return; or c) the highest contract value on a specified anniversary date, adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable upon depletion of funds (Guaranteed Minimum Withdrawal Benefits (GMWB)) or as death benefits (Guaranteed Minimum Death Benefits (GMDB)). These guarantees generally protect the policyholders' contract value in the event of poor equity market performance. Jackson hedges the GMWB and GMDB guarantees through the use of equity options and futures contracts with an expected long-term future hedging cost allowed for within the EEV value of in-force business. Jackson historically issued a small amount of income benefits (Guaranteed Minimum Income Benefits (GMIB)), which are now materially fully reinsured.

Fixed annuities provide that, at Jackson's discretion, it may reset the interest rate credited to policyholders' accounts, subject to a guaranteed minimum return, which varies from 1.0 per cent to 5.5 per cent for all periods shown, depending on the particular product, jurisdiction where issued and the date of issue. At 30 June 2019, 86 per cent (30 June and 31 December 2018: 88 per cent) of the account values on fixed annuities are for policies with guarantees of 3 per cent or less and the average guarantee rate is 2.7 per cent (30 June and 31 December 2018: 2.6 per cent).

Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.

Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return, which is of a similar nature to those described above for fixed annuities.

UK and Europe (M&GPrudential)
The only significant financial options and guarantees in M&GPrudential's covered business arise in the with-profits fund, for which the guarantee features described above in respect of Asia business broadly apply. The UK with-profits fund also held a provision of £49 million at 30 June 2019 (30 June 2018: £52 million; 31 December 2018: £49 million) to honour guarantees on a small number of guaranteed annuity option products.

The Group's main exposure to guaranteed annuity options in M&GPrudential is through the non-covered business of SAIF. A provision of £372 million was held in SAIF at 30 June 2019 (30 June 2018: £467 million; 31 December 2018: £361 million) to honour the guarantees. As described in note (i)(a) above, the assets and liabilities are wholly attributable to the policyholders of the fund. Therefore, the movement in the provision has no direct impact on shareholders' funds.

Time value
The value of financial options and guarantees comprises the intrinsic value (arising from a deterministic valuation on best estimate assumptions) and the time value (arising from the variability of economic outcomes in the future).

Where appropriate, a full stochastic valuation has been undertaken to determine the time value of financial options and guarantees. The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes with an allowance for correlations between various asset classes. Details of the key characteristics of each model are given in note 12(ii).

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, investment allocation decisions, levels of regular and final bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.

In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the UK with-profits fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management, which explain how regular and final bonus rates within the discretionary framework are determined, subject to the general legislative requirements applicable.

(e)   Level of required capital
In adopting the EEV Principles, Prudential has based required capital on the applicable local statutory regulations, including any amounts considered to be required above the local statutory minimum requirements to satisfy regulatory constraints.

For with-profits business in Asia and the UK, the available capital in the fund is sufficient to meet the capital requirements. For the UK, a portion of future shareholder transfers expected from the with-profits fund is recognised within total net worth, together with the associated capital requirements.

For shareholder-backed businesses, the following capital requirements for long-term business apply:

-      Asia: the level of required capital has been set to an amount at least equal to local statutory notification requirements. For China life operations, the level of required capital follows the approach for EEV reporting issued by the China Association of Actuaries (CAA) reflecting the C-ROSS regime;
-      US: the level of required capital has been set at 250 per cent of the risk-based capital (RBC) required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL); and
-      UK and Europe: the capital requirements are set at the Solvency II Solvency Capital Requirement (SCR) for shareholder-backed business as a whole.

(f)    With-profits business and the treatment of the estate
For the Group's relevant Asia operations and the UK operations, the proportion of surplus allocated to shareholders from the with-profits funds has been based on the applicable profit distribution between shareholders and policyholders. The EEV methodology includes the value attributed to the shareholders' interest in the residual estate of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders.

(g)   Internal asset management
The in-force and new business results from long-term business include the projected future profit or loss from asset management and service companies that support the Group's covered insurance businesses. The results of the Group's asset management operations include the current period profit from the management of both internal and external funds. EEV basis shareholders' other income and expenditure is adjusted to deduct the unwind of the expected margins on the internal management of the assets of the life funds for the period as included in 'Other' operations. In half year 2019, the deduction of the unwind of the expected M&GPrudential internal asset management margin is included within the result of discontinued operations. The deduction is on a basis consistent with that used for projecting the results for covered insurance business. Accordingly, Group operating profit based on longer-term investment returns includes the variance between actual and expected profit margin in respect of the management of the assets for the covered business.

(h)   Allowance for risk and risk discount rates

Overview
Under the EEV Principles, discount rates used to determine the present value of expected future cash flows are set by reference to risk-free rates plus a risk margin.

For Asia and the US, the risk-free rates are based on 10-year local government bond yields. For the UK and Europe, the risk-free rate is based on the full-term structure of interest rates, ie a yield curve, which is used to determine the embedded value at the end of the reporting period.

The risk margin reflects any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. In order to better reflect differences in relative market risk volatility inherent in each product group, Prudential sets the risk discount rates to reflect the expected volatility associated with the expected future cash flows for each product group in the embedded value model, rather than at a Group level.

Since financial options and guarantees are explicitly valued under the EEV methodology, risk discount rates are set excluding the effect of these product features.

The risk margin also represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.

Market risk allowance
The allowance for market risk represents the beta multiplied by an equity risk premium. Except for the UK shareholder-backed annuity business (as explained below), such an approach has been used for the Group's covered business.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product-specific cash flows. These are determined by considering how the profit from each product is affected by changes in expected returns on various asset classes. By converting this into a relative rate of return, it is possible to derive a product-specific beta.

Product level betas reflect the most recent product mix to produce appropriate betas and risk discount rates for each major product group.

At 30 June 2019, the Group reconsidered the application of this methodology for certain Asia businesses to reflect a more granular assessment of the underlying market risks when determining the beta, alongside other refinements. These refinements resulted in the change in the risk discount rate for Vietnam shown in note 12(i)(a), and had an impact of £110 million via the effect of change in economic assumptions as shown in note 6. There were small consequential effects on new business contribution and in-force operating profit, which were overall not material in the context of the Group's results.

Additional credit risk allowance
The Group's methodology is to allow appropriately for credit risk. The allowance for total credit risk is to cover expected long-term defaults, credit risk premium (to reflect the volatility in downgrade and default levels) and short-term downgrades and defaults.

These allowances are initially reflected in determining best estimate returns and through the market risk allowance described above. However, for those businesses largely backed by holdings of debt securities, these allowances in the projected returns and market risk allowances may not be sufficient and an additional allowance may be appropriate.

The practical application of the allowance for credit risk varies depending on the type of business as described below:

Asia
For Asia, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance is considered to be sufficient. Accordingly, no additional allowance for credit risk is required.

The projected rates of return for holdings of corporate bonds comprise the risk-free rate plus an assessment of long-term spread over the risk-free rate.

US (Jackson)
For Jackson, the allowance for long-term defaults of 0.17 per cent at 30 June 2019 (30 June 2018: 0.18 per cent; 31 December 2018: 0.17 per cent) is reflected in the risk margin reserve charge that is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate.

The risk discount rate incorporates an additional allowance for credit risk premium and short-term downgrades and defaults, as shown in note 12(ii). In determining this allowance, a number of factors have been considered, in particular, including:

-      How much of the credit spread on debt securities represents an increased short-term credit risk not reflected in the risk margin reserve long-term default assumptions and how much is liquidity premium (which is the premium required by investors to compensate for the risk of longer-term investments that cannot be easily converted into cash at the fair market value). In assessing this effect, consideration has been given to a number of approaches to estimate the liquidity premium by considering recent statistical data; and
-      Policyholder benefits for Jackson fixed annuity business are not fixed. It is possible, in adverse economic scenarios, to pass on a component of credit losses to policyholders (subject to guarantee features), through lower investment returns credited to policyholders. Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate.

The level of the additional allowance is assessed at each reporting period to take account of prevailing credit conditions and as the business in force alters over time. The additional allowance for variable annuity business has been set at one-fifth of the non-variable annuity business to reflect the proportion of the allocated holdings of general account debt securities.

The level of allowance differs from that for the UK annuity business for investment portfolio differences and to take account of management actions available in adverse economic scenarios to reduce crediting rates to policyholders, subject to guarantee features of the products.

UK and Europe (M&GPrudential)
(1) Shareholder-backed annuity business
For shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate, which is then applied to the projected best estimate future cash flows.

In the annuity MCEV calculations, as the assets are generally held to maturity to match liabilities, the projected future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on the Solvency II allowance for credit risk. The Solvency II allowance is set by the European Insurance and Occupational Pensions Authority (EIOPA), using a prudent assumption that all future downgrades will be replaced annually and allowing for the credit spread floor.

For the purposes of presentation in the EEV basis results, the results produced under the approach above are reconfigured. Under EEV, the projected rates of return on debt securities held are determined after allowing for a best estimate credit risk allowance. The remaining elements of prudence within the Solvency II allowance are incorporated into the risk margin included in the discount rate shown in note 12(iii).

(2) Non-profit annuity business in the with-profits fund
For non-profit annuity business attributable to the UK with-profits fund, the basis for determining the aggregate allowance for credit risk is consistent with that applied for the UK shareholder-backed annuity business as described above. The allowance for credit risk for this business is taken into account in determining the projected future cash flows from the with-profits fund, which are in turn discounted at the risk discount rate applicable to all of the projected cash flows from the fund.

(3) With-profits fund holdings of debt securities
The with-profits fund holds debt securities as part of its investment portfolio backing policyholder liabilities and unallocated surplus. The assumed earned rates for with-profits holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over risk-free, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

Allowance for non-diversifiable non-market risks
The majority of non-market and non-credit risks are considered to be diversifiable. An allowance for non-diversifiable non-market risks is estimated as set out below.

A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group's covered business. For the Group's Asia businesses in Indonesia, the Philippines, Taiwan, Thailand and Vietnam, additional allowances are applied for emerging market risk ranging from 100 to 250 basis points. The level of these allowances are reviewed and updated based on an assessment of a range of pre-defined emerging market risk indicators, as well as the Group's exposure and experience in the markets. For the Group's US business and UK and Europe business, no additional allowance is necessary.

(i)   Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency assets and liabilities have been translated at period-end exchange rates. The principal exchange rates are shown in note A1 of the Group IFRS basis results.

(j)   Taxation
In determining the post-tax profit for the period for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected future cash flows to determine the value of in-force business are calculated using tax rates that have been announced and substantively enacted by the end of the reporting period.

(k) Inter-company arrangements
The EEV results for covered business incorporate annuities established in the PAC non-profit sub-fund from vesting pension policies in SAIF and the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF to the PAC non-profit sub-fund.

(ii)  Accounting presentation

(a) Analysis of post-tax profit
To the extent applicable, the presentation of the EEV basis profit for the period is consistent with the classification between operating and non-operating results that the Group applies for the analysis of IFRS basis results. Operating results based on longer-term investment returns are determined as described in note (b) below and incorporate the following:

-      New business contribution, as defined in note (i)(b) above;
-      Unwind of discount on the value of in-force business and other expected returns, as described in note (c) below;
-      The impact of routine changes of estimates relating to operating assumptions, as described in note (d) below; and
-      Operating experience variances, as described in note (e) below.

Non-operating results comprise:

-      Short-term fluctuations in investment returns;
-      Mark-to-market value movements on core structural borrowings;
-      Effect of changes in economic assumptions; and
-      The impact of corporate transactions undertaken in the period.

In addition, operating results include the effect of changes in tax legislation, unless these changes are one-off and structural in nature or primarily affect the level of projected investment returns, in which case they are reflected as a non-operating result.

Total profit in the period attributable to shareholders and basic earnings per share include these items, together with actual investment returns. The Group believes that operating profit, as adjusted for these items, better reflects underlying performance.

(b) Investment returns included in operating profit
For the investment element of the assets covering the total net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rates of return. These expected returns are calculated by reference to the asset mix of the portfolio.

For the purpose of determining the long-term returns for debt securities of Jackson for fixed annuity and other general account business, a risk margin reserve charge is included, which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds; for equity-related investments, a long-term rate of return is assumed (as disclosed in note 12(b)), which reflects the aggregation of end-of-period risk-free rates and the equity risk premium. For variable annuity separate account business, operating profit includes the unwind of discount on the opening value of in-force business adjusted to reflect end-of-period projected rates of return, with the excess or deficit of the actual return recognised within non-operating results, together with related hedging activity variances.

(c) Unwind of discount and other expected returns
The Group's methodology in determining the unwind of discount and other expected returns is by reference to the value of in-force business at the beginning of the period (adjusted for the effect of changes in economic and operating assumptions in the current period) and required capital and surplus assets.

(d) Effect of changes in operating assumptions
Operating profit includes the effect of changes to non-economic assumptions on the value of in-force business at the end of the period. For presentational purposes the effect of changes is delineated to show the effect on the opening value of in-force business as operating assumption changes, with the experience variances subsequently being determined by reference to the end-of-period assumptions, as discussed below.

(e) Operating experience variances
Operating profit includes the effect of experience variances on non-economic assumptions, such as persistency, mortality, morbidity, expenses and other factors, which are calculated with reference to the end-of-period assumptions.

(f)  Effect of changes in economic assumptions
Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related changes in the time value of financial options and guarantees, are recorded in non-operating results.

12   Assumptions

(i)    Principal economic assumptions
The EEV basis results for the Group's covered business have been determined using economic assumptions where the long-term expected rates of return on investments and risk discount rates are set by reference to period-end risk-free rates of return (defined below for each of the Group's insurance operations). Expected returns on equity and property asset classes and corporate bonds are derived by adding a risk premium to the risk-free rate, based on the Group's long-term view. As described in note 11(i)(h), the resulting risk discount rates incorporate allowances for market risk, additional credit risk and non-diversifiable non-market risks appropriate to the features and risks of the underlying products and markets, after considering risks allowed for explicitly elsewhere in the EEV basis, such as cost of capital and the time value of the cost of options and guarantees.

The total profit that emerges over the lifetime of an individual contract as calculated under the EEV basis is the same over time as that calculated under the IFRS basis. Since the EEV basis reflects discounted future cash flows, under the EEV methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the period.

(a)   Asianotes(2)(3)
The risk-free rates of return are defined as the 10-year government bond yields at the end of the period.

	Risk discount rate %
	New business			In-force business
	2019	2018		2019	2018
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
China JV	8.0	9.3	8.1	8.0	9.3	8.1
Hong Kongnotes (2)(4)	3.8	4.3	4.4	3.8	4.4	4.4
Indonesia	11.8	12.1	12.4	11.8	12.1	12.4
Malaysianote (4)	6.2	6.8	6.6	6.2	6.8	6.6
Philippines	12.5	14.1	14.5	12.5	14.1	14.5
Singaporenote (4)	3.5	3.9	3.4	4.3	4.9	4.2
Taiwan	4.3	4.5	4.5	4.2	4.0	4.4
Thailand	9.6	10.1	10.0	9.6	10.1	10.0
Vietnam	9.1	12.2	12.6	9.0	12.2	12.6
Total weighted averagenote (1)	5.0	5.6	5.4	5.2	6.0	5.8

	10-year government bond yield %			Expected long-term inflation %
	2019	2018		2019	2018
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
China JV	3.3	3.5	3.3	3.0	3.0	3.0
Hong Kongnotes (2)(4)	2.0	2.9	2.7	2.5	2.5	2.5
Indonesia	7.5	7.9	8.2	4.5	4.5	4.5
Malaysianote (4)	3.7	4.2	4.1	2.5	2.5	2.5
Philippines	5.0	6.6	7.0	4.0	4.0	4.0
Singaporenote (4)	2.0	2.6	2.1	2.0	2.0	2.0
Taiwan	0.7	0.9	0.9	1.5	1.5	1.5
Thailand	2.1	2.6	2.5	3.0	3.0	3.0
Vietnam	4.7	4.7	5.1	5.5	5.5	5.5

Notes
(1)   Total weighted average risk discount rates for Asia shown above have been determined by weighting each business's risk discount rates by reference to the EEV basis new business contribution and the net closing value of in-force business. The changes in the risk discount rates for individual Asia businesses reflect the movements in the 10-year government bond yields, changes in the allowance for market risk as described in note 11(i)(h) and changes in product mix.
(2)   For Hong Kong, the assumptions shown are for US dollar denominated business. For other businesses, the assumptions shown are for local currency denominated business.
(3)   Equity risk premiums in Asia range from 4.0 per cent to 9.5 per cent (30 June and 31 December 2018: 4.0 per cent to 9.4 per cent).
(4)   The mean (arithmetic) equity return assumptions for the most significant equity holdings of the Asia businesses are:

	2019%	2018%
	30 Jun	30 Jun	31 Dec
Hong Kong	6.0	6.9	6.7
Malaysia	10.1	10.7	10.6
Singapore	8.5	9.1	8.6

(b)   US
The risk-free rate of return is defined as the 10-year treasury bond yield at the end of the period.

	2019%	2018%
	30 Jun	30 Jun	31 Dec
Risk discount rate:
Variable annuity:
Risk discount rate	6.4	7.3	7.1
Additional allowance for credit risk included in risk discount ratenote 11(i)(h)	0.2	0.2	0.2
Non-variable annuity:
Risk discount rate	3.7	4.6	4.4
Additional allowance for credit risk included in risk discount ratenote 11(i)(h)	1.0	1.0	1.0
Total weighted average:
New business	6.1	7.1	6.9
In-force business	6.1	7.0	6.8
Allowance for long-term defaults included in projected spreadnote 11(i)(h)	0.17	0.18	0.17
US 10-year treasury bond yield	2.0	2.9	2.7
Equity risk premium (arithmetic)	4.0	4.0	4.0
Pre-tax expected long-term nominal rate of return for US equities (arithmetic)	6.0	6.9	6.7
Expected long-term rate of inflation	2.8	3.1	2.9
S&P equity return volatilitynote (ii)(b)	17.5	18.0	17.5

Note
Assumed new business spread margins are as follows:

	2019%	2018%
	January to June issues	January to June issues	July to December issues
Fixed annuity business*	1.50	1.75	1.75
Fixed index annuity business†	0.50	2.00	2.00
Institutional business	0.50	0.50	0.50
*       Including the proportion of variable annuity business invested in the general account. The assumed spread margin grades up linearly by 25 basis points to a long-term assumption over five years.
†       The assumed spread margin grades up linearly by 100 basis points over five years, increasing by a further 50 basis points to a long-term assumption at the end of the index option period (2018 issues: grades up linearly by 25 basis points to a long-term assumption over five years).

(c)   UK and Europe
The risk-free rate is based on the full term structure of interest rates, ie a yield curve, which is used to determine the embedded value at the end of the reporting period. These yield curves are used to derive pre-tax expected long-term nominal rates of investment return and risk discount rates.

This single implied risk discount rate is shown, along with the 15-year nominal rate of investment return and 15-year rate of inflation based on the inflation yield curve.

	2019%	2018%
	30 Jun	30 Jun	31 Dec
Shareholder-backed annuity in-force business:note (1)
Risk discount rate	3.8	4.1	4.7
Pre-tax expected 15-year nominal rates of investment return	2.5	2.9	3.1
With-profits and other business:
Risk discount rate:note (2)
New business	4.6	4.8	4.9
In-force business	4.5	4.9	5.0
Pre-tax expected 15-year nominal rates of investment return (arithmetic):
Overseas equities	5.8 to 9.7	6.6 to 10.3	6.5 to 10.1
Property	4.0	4.4	4.4
15-year gilt yield	1.3	1.7	1.7
Corporate bonds	3.0	3.5	3.5
Expected 15-year rate of inflation	3.6	3.4	3.6
Equity risk premium (arithmetic)	4.0	4.0	4.0

Notes
(1)   For shareholder-backed annuity business, the movements in the pre-tax long-term nominal rates of return and risk discount rates reflect the effect of changes in asset yields.
(2)   The risk discount rates for with-profits and other business shown above represent a weighted average total of the rates applied to determine the present value of future cash flows, including the portion of future shareholders' transfers from the with-profits business recognised in total net worth.
(3)   The table below shows the pattern of the UK Solvency II risk-free spot yield curve at the end of each reporting period:

	1 year	5 year	10 year	15 year	20 year
30 Jun 2019	0.7%	0.8%	0.9%	1.1%	1.1%
31 Dec 2018	1.0%	1.2%	1.3%	1.4%	1.5%
30 Jun 2018	0.8%	1.2%	1.4%	1.5%	1.6%

(ii)   Stochastic assumptions
Details are given below of the key characteristics of the models used to determine the time value of financial options and guarantees as referred to in note 11(i)(d).

(a) Asia
-      The stochastic cost of guarantees is primarily of significance for the Hong Kong, Malaysia, Singapore, Taiwan and Vietnam businesses;
-      The principal asset classes are government bonds, corporate bonds and equity;
-      Interest rates are projected using a stochastic interest rate model calibrated to the current market yields;
-      Equity returns are assumed to follow a log-normal distribution;
-      The corporate bond return is calculated based on a risk-free return plus a mean-reverting spread;
-      The volatility of equity returns ranges from 18 per cent to 35 per cent for all periods shown; and
-      The volatility of government bond yields ranges from 1.1 per cent to 2.0 per cent for all periods shown.

(b) US (Jackson)
-      Interest rates and equity returns are projected using a log-normal generator reflecting historical market data;
-      Corporate bond returns are based on treasury yields plus a spread that reflects current market conditions;
-      The volatility of equity returns ranges from 17 per cent to 26 per cent (half year 2018: from 18 per cent to 27 per cent; full year 2018: from 17 per cent to 26 per cent); and
-      The standard deviation of interest rates ranges from 3.3 per cent to 3.5 per cent (half year 2018: from 2.6 per cent to 2.9 per cent; full year 2018: from 3.4 per cent to 3.7 per cent).

(c) UK and Europe (M&GPrudential)
-      Interest rates are projected using a stochastic interest rate model calibrated to the current market yields;
-      Equity returns are assumed to follow a log-normal distribution;
-      The corporate bond return is calculated based on a risk-free return plus a mean-reverting spread;
-      Property returns are modelled based on a risk-free return plus a risk premium with a stochastic process reflecting total property returns; and
-      The standard deviation of equities and property ranges from 14 per cent to 20 per cent for all periods shown.

(iii)  Operating assumptions

(a) Best estimate assumptions
Best estimate assumptions are used for projecting future cash flows, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

Assumptions required in the calculation of the value of financial options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience, and also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management's expectations. When projecting future cash flows for medical reimbursement business that is repriced annually, explicit allowance is made for expected future premiums inflation and separately for future medical claims inflation.

Expense assumptions
Expense levels, including those of the service companies that support the Group's long-term business, are based on internal expense analysis and are appropriately allocated to acquisition of new business and renewal of in-force business. For mature business, it is Prudential's policy not to take credit for future cost reduction programmes until the actions to achieve the savings have been delivered. An allowance is made for short-term required expenses, that are not representative of the longer-term expense loadings of the relevant businesses. At 30 June 2019, the allowance held for these costs across the Group was £(353) million mainly arising in Asia. Expense overruns are reported where these are expected to be short-lived, including businesses that are growing rapidly or are sub-scale.

For Asia, the expenses comprise costs borne directly and costs recharged from the Asia Regional Head Office that are attributable to the covered business. The assumed future expenses for these businesses also include projections of these future recharges. Development expenses are charged as incurred.

Corporate expenditure, which is included in other income and expenditure, comprises:

-      Expenditure of Group Head Office, together with restructuring costs incurred across the Group; and
-      Expenditure of the Asia Regional Head Office that is not allocated to the covered business or asset management. These costs are primarily for corporate related activities and are charged as incurred.

(b) Tax rates
The assumed long-term effective tax rates for operations reflect the incidence of taxable profit and loss in the projected future cash flows as explained in note 11(i)(j).

The local statutory corporate tax rates applicable for the most significant businesses are as follows:

%
Asia:
Hong Kong	16.5 per cent on 5 per cent of premium income
Indonesia	25.0
Malaysia	24.0
Singapore	17.0
US	21.0
UK	19.0; from 1 April 2020: 17.0

13 Total insurance and investment products new business

(i)    Insurance new business premiumsnote (a)

	Single premiums			Regular premiums			Annual premium equivalents (APE)			Present value of new business premiums (PVNBP)
	2019 £m	2018 £m		2019 £m	2018 £m		2019 £m	2018 £m		2019 £m	2018 £m
	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year
Continuing operations:
Asia
Cambodia	-	-	-	11	8	20	11	8	20	51	37	89
Hong Kong	165	157	343	813	726	1,663	830	742	1,697	5,178	4,210	10,200
Indonesia	94	118	205	111	101	215	121	113	236	515	434	910
Malaysia	70	31	84	115	114	243	122	117	251	681	583	1,322
Philippines	11	22	43	54	36	83	55	38	87	185	134	296
Singapore	386	420	930	192	163	369	231	205	462	1,623	1,529	3,611
Thailand	74	124	217	41	41	95	48	53	117	246	289	609
Vietnam	10	8	20	67	60	144	68	61	146	363	305	708
South-east Asia including Hong Kong	810	880	1,842	1,404	1,249	2,832	1,486	1,337	3,016	8,842	7,521	17,745
China JVnote (b)	360	30	103	234	184	292	270	187	302	1,185	759	1,313
Taiwan	196	180	292	97	90	182	116	108	211	483	426	788
Indianote (c)	60	31	79	100	101	207	106	104	215	478	426	908
Total Asia	1,426	1,121	2,316	1,835	1,624	3,513	1,978	1,736	3,744	10,988	9,132	20,754

US
Variable annuities	4,854	5,439	10,810	-	-	-	485	544	1,081	4,854	5,439	10,810
Elite Access (variable annuity)	743	898	1,681	-	-	-	74	89	168	743	898	1,681
Fixed annuities	177	166	340	-	-	-	18	17	34	177	166	340
Fixed index annuities	930	125	251	-	-	-	93	13	25	930	125	251
Institutional	1,606	1,535	2,341	-	-	-	161	153	234	1,606	1,535	2,341
Total US	8,310	8,163	15,423	-	-	-	831	816	1,542	8,310	8,163	15,423

Total continuing operationsnote (d)	9,736	9,284	17,739	1,835	1,624	3,513	2,809	2,552	5,286	19,298	17,295	36,177

Discontinued UK and Europe operations
Bonds	1,799	1,650	3,539	-	-	-	180	165	354
Corporate pensions	44	43	69	61	70	117	65	75	124
Individual pensions	2,170	2,989	5,681	18	17	35	235	316	603
Income drawdown	1,248	1,226	2,555	-	-	-	125	123	256
Other products	854	782	1,538	14	14	25	100	91	179
Total discontinued UK and Europe operations	6,115	6,690	13,382	93	101	177	705	770	1,516

Group totalnote (d)	15,851	15,974	31,121	1,928	1,725	3,690	3,514	3,322	6,802

Notes
(a)   The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profit for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the Group IFRS income statement. A reconciliation of APE and gross premiums earned on an IFRS basis is provided in note II(vi) within the additional financial information.

The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, ie falling within one of the classes of insurance specified in Part II of Schedule 1 to the Regulated Activities Order under Prudential Regulation Authority regulations.

The details shown above for insurance products include contributions for contracts that are classified under IFRS 4, 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

(b)   New business in China JV is included at Prudential's 50 per cent interest in the China joint venture.
(c)   New business in India is included at Prudential's interest in the India associate (with effect from 27 March 2019: 22 per cent; 30 June 2018 and 31 December 2018: 26 per cent).
(d)   In half year 2019, the Africa business sold new business APE of £30 million (half year 2018: £18 million; full year 2018: £38 million). Given the relative immaturity of the Africa business, it is incorporated into the Group's EEV basis results on an IFRS basis and is excluded from new business sales and profit metrics.

(ii)   Investment products - funds under managementnotes (a)(b)(c)

	Half year 2019 £m
	1 Jan 2019	Market gross inflows	Redemptions	Market exchange translation and other movements	30 Jun 2019
Eastspring Investments - continuing	49,455	16,454	(13,396)	3,959	56,472
M&GPrudential - discontinued	146,946	17,793	(22,379)	10,601	152,961
Group total	196,401	34,247	(35,775)	14,560	209,433

	Half year 2018 £m
	1 Jan 2018	Market gross inflows	Redemptions	Market exchange translation and other movements	30 Jun 2018
Eastspring Investments	46,568	10,456	(11,319)	(3,335)	42,370
M&GPrudential	163,855	21,401	(17,853)	(1,913)	165,490
Group total	210,423	31,857	(29,172)	(5,248)	207,860

Notes
(a)   Investment products referred to in the tables for funds under management above are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as 'investment contracts' under IFRS 4, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.
(b)   Investment flows for half year 2019 exclude Eastspring Money Market Funds gross inflows of £103,337 million (half year 2018: gross inflows of £95,336 million) and net outflows of £978 million (half year 2018: net inflows of £665 million).
(c)   New business and market gross inflows and redemptions have been translated at an average exchange rate for the period applicable. Funds under management at points in time are translated at the exchange rate applicable to those dates.

14 Gain (loss) attaching to corporate transactions undertaken by continuing operations

	2019 £m	2018* £m
	Half year	Half year	Full year
Gain on disposalsnote (i)	140	-	-
Other corporate transactionsnote (ii)	(164)	(48)	(75)
Total	(24)	(48)	(75)
*     The 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations classified as discontinued operations as at 30 June 2019.

Notes
(i)    In half year 2019, the £140 million gain on disposals mainly relates to profits arising from a reduction in the Group's stake (from 26 per cent to 22 per cent) in its associate in India, ICICI Prudential Life Insurance Company, and the disposal of Prudential Vietnam Finance Company Limited, a wholly owned subsidiary that provides consumer finance.
(ii)   In half year 2019, other corporate transactions undertaken by continuing operations resulted in an EEV loss of £(164) million (half year 2018: £(48) million; full year 2018: £(75) million). This primarily reflects costs related to the preparation for the proposed demerger of M&GPrudential from Prudential plc, including a fee of £141 million (before tax) paid to the holders of two subordinated debt instruments as discussed in note 7. In 2018, these additionally included costs from exiting the NPH broker-dealer business in the US.

Additional EEV financial information*

A   New business

Basis of preparation

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, ie falling within one of the classes of insurance specified in Part II of Schedule 1 to the Regulated Activities Order under the Prudential Regulation Authority (PRA) regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK and Europe Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Insurance Operations.

New business premiums reflect those premiums attaching to covered business, including premiums for contracts designed as investment products for IFRS reporting and for regular premium products are shown on an annualised basis.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

Post-tax New Business Profit has been determined using the European Embedded Value (EEV) methodology set out in our EEV basis results supplement.

In determining the EEV basis value of new business written in the period when policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Annual premium equivalent (APE) sales are subject to rounding.

* The additional financial information is not covered by the KPMG LLP independent review opinion.

Notes to Schedules A(i) to A(v)

(1) Prudential reports its results using both actual exchange rates (AER) and constant exchange rates (CER) to eliminate the impact of foreign exchange translation.

	Average rate*			Closing rate
Local currency : £	Half year 2019	Half year 2018	% appreciation (depreciation) of local currency against GBP	30 Jun 2019	30 Jun 2018	% appreciation (depreciation) of local currency against GBP
China	8.78	8.76	(0)%	8.74	8.75	0%
Hong Kong	10.15	10.78	6%	9.94	10.36	4%
Indonesia	18,364.05	18,938.64	3%	17,980.07	18,919.18	5%
Malaysia	5.33	5.42	2%	5.26	5.33	1%
Singapore	1.76	1.83	4%	1.72	1.80	5%
Thailand	40.91	43.66	7%	39.06	43.74	12%
US	1.29	1.38	7%	1.27	1.32	4%
Vietnam	30,087.11	31,329.01	4%	29,660.27	30,310.96	2%

	Average rate*			Closing rate
Local currency : £	Half year 2019	Full year 2018	% appreciation (depreciation) of local currency against GBP	30 Jun 2019	31 Dec 2018	% appreciation (depreciation) of local currency against GBP
China	8.78	8.82	0%	8.74	8.74	0%
Hong Kong	10.15	10.46	3%	9.94	9.97	0%
Indonesia	18,364.05	18,987.65	3%	17,980.07	18,314.37	2%
Malaysia	5.33	5.38	1%	5.26	5.26	0%
Singapore	1.76	1.80	2%	1.72	1.74	1%
Thailand	40.91	43.13	5%	39.06	41.47	6%
US	1.29	1.34	4%	1.27	1.27	0%
Vietnam	30,087.11	30,732.53	2%	29,660.27	29,541.15	(0)%

* Average rate is for the 6 month period to 30 June.

(2) Annual premium equivalents (APE) are calculated as the aggregate of regular premiums on business written in the period and one-tenth of single premiums. Present value of new business premiums (PVNBP) are calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions applied in determining the EEV new business profit.
(3) New business in China JV is included at Prudential's 50 per cent interest in the China joint venture.
(4) New business in India is included at Prudential's interest in the India associate (with effect from 27 March 2019: 22 per cent; 30 June 2018 and 31 December 2018: 26 per cent).
(5) Investment flows for the period exclude period-to-date Eastspring Money Market Funds (MMF) gross inflow of £103,337 million (half year 2018: gross inflow of £95,336 million; full year 2018: gross inflow of £191,523 million) and net outflow of £978 million (half year 2018: net inflow of £665 million; full year 2018: net inflow of £1,500 million).
(6) Total Group Investment Operations funds under management exclude MMF funds under management of £10,492 million at 30 June 2019 (30 June 2018: £10,067 million; 31 December 2018: £11,602 million).
(7) Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in the Hong Kong MPF business.
(8) Balance sheet figures have been calculated at the closing exchange rates.
(9) Balance includes segregated and pooled pension funds, private finance assets and other institutional clients.

Schedule A(i) New Business Insurance Operations (Actual Exchange Rates)

Note:      The half year 2018 comparative results are shown below on actual exchange rates as previously reported.

	Single premiums			Regular premiums			APEnote(2)			PVNBPnote(2)
	2019	2018	+/(-)	2019	2018	+/(-)	2019	2018	+/(-)	2019	2018	+/(-)
	Half year	Half year		Half year	Half year		Half year	Half year		Half year	Half year
	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Continuing operations:
Asia
Cambodia	-	-	-	11	8	38%	11	8	38%	51	37	38%
Hong Kong	165	157	5%	813	726	12%	830	742	12%	5,178	4,210	23%
Indonesia	94	118	(20)%	111	101	10%	121	113	7%	515	434	19%
Malaysia	70	31	126%	115	114	1%	122	117	4%	681	583	17%
Philippines	11	22	(50)%	54	36	50%	55	38	45%	185	134	38%
Singapore	386	420	(8)%	192	163	18%	231	205	13%	1,623	1,529	6%
Thailand	74	124	(40)%	41	41	-	48	53	(9)%	246	289	(15)%
Vietnam	10	8	25%	67	60	12%	68	61	11%	363	305	19%
South-east Asia including Hong Kong	810	880	(8)%	1,404	1,249	12%	1,486	1,337	11%	8,842	7,521	18%
China JVnote (3)	360	30	1,100%	234	184	27%	270	187	44%	1,185	759	56%
Taiwan	196	180	9%	97	90	8%	116	108	7%	483	426	13%
Indianote (4)	60	31	94%	100	101	(1)%	106	104	2%	478	426	12%
Total Asia	1,426	1,121	27%	1,835	1,624	13%	1,978	1,736	14%	10,988	9,132	20%

US
Variable annuities	4,854	5,439	(11)%	-	-	-	485	544	(11)%	4,854	5,439	(11)%
Elite Access (variable annuity)	743	898	(17)%	-	-	-	74	89	(17)%	743	898	(17)%
Fixed annuities	177	166	7%	-	-	-	18	17	6%	177	166	7%
Fixed index annuities	930	125	644%	-	-	-	93	13	615%	930	125	644%
Wholesale	1,606	1,535	5%	-	-	-	161	153	5%	1,606	1,535	5%
Total US	8,310	8,163	2%	-	-	-	831	816	2%	8,310	8,163	2%

Total continuing operations*	9,736	9,284	5%	1,835	1,624	13%	2,809	2,552	10%	19,298	17,295	12%

Discontinued UK and Europe operations:
Bonds	1,799	1,650	9%	-	-	-	180	165	9%
Corporate pensions	44	43	2%	61	70	(13)%	65	75	(13)%
Individual pensions	2,170	2,989	(27)%	18	17	6%	235	316	(26)%
Income drawdown	1,248	1,226	2%	-	-	-	125	123	2%
Other products	854	782	9%	14	14	-	100	91	10%
Total discontinued UK and Europe operations	6,115	6,690	(9)%	93	101	(8)%	705	770	(8)%

Group total*	15,851	15,974	(1)%	1,928	1,725	12%	3,514	3,322	6%
* In half year 2019, the Africa business operations sold APE new business of £30 million (half year 2018: £18 million). Given the relative immaturity of the Africa business, it is incorporated into the Group's EEV basis results on an IFRS basis and is excluded from new business sales and profit metrics.

Schedule A(ii) New Business Insurance Operations (Constant Exchange Rates)

Note:      The half year 2018 comparative results are shown below on constant exchange rates, ie translated at half year 2019 average exchange rates.

	Single premiums			Regular premiums			APEnote (2)			PVNBPnote (2)
	2019	2018	+/(-)	2019	2018	+/(-)	2019	2018	+/(-)	2019	2018	+/(-)
	Half year	Half year		Half year	Half year		Half year	Half year		Half year	Half year
	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Continuing operations:
Asia
Cambodia	-	-	-	11	9	22%	11	9	22%	51	40	28%
Hong Kong	165	167	(1)%	813	771	5%	830	788	5%	5,178	4,473	16%
Indonesia	94	122	(23)%	111	104	7%	121	116	4%	515	448	15%
Malaysia	70	31	126%	115	116	(1)%	122	119	3%	681	592	15%
Philippines	11	24	(54)%	54	38	42%	55	41	34%	185	142	30%
Singapore	386	436	(11)%	192	169	14%	231	213	8%	1,623	1,587	2%
Thailand	74	132	(44)%	41	43	(5)%	48	57	(16)%	246	308	(20)%
Vietnam	10	9	11%	67	63	6%	68	64	6%	363	318	14%
South-east Asia including Hong Kong	810	921	(12)%	1,404	1,313	7%	1,486	1,407	6%	8,842	7,908	12%
China JVnote (3)	360	30	1,100%	234	183	28%	270	186	45%	1,185	758	56%
Taiwan	196	182	8%	97	92	5%	116	110	5%	483	432	12%
Indianote (4)	60	31	94%	100	100	-	106	103	3%	478	425	12%
Total Asia	1,426	1,164	23%	1,835	1,688	9%	1,978	1,806	10%	10,988	9,523	15%

US
Variable annuities	4,854	5,783	(16)%	-	-	-	485	578	(16)%	4,854	5,783	(16)%
Elite Access (variable annuity)	743	954	(22)%	-	-	-	74	95	(22)%	743	954	(22)%
Fixed annuities	177	177	-	-	-	-	18	18	-	177	177	-
Fixed index annuities	930	134	594%	-	-	-	93	14	564%	930	134	594%
Wholesale	1,606	1,632	(2)%	-	-	-	161	163	(1)%	1,606	1,632	(2)%
Total US	8,310	8,680	(4)%	-	-	-	831	868	(4)%	8,310	8,680	(4)%

Total continuing operations	9,736	9,844	(1)%	1,835	1,688	9%	2,809	2,674	5%	19,298	18,203	6%

Total discontinued UK and Europe operations	6,115	6,690	(9)%	93	101	(8)%	705	770	(8)%

Group total	15,851	16,534	(4)%	1,928	1,789	8%	3,514	3,444	2%

Schedule A(iii) Total Insurance New Business APE (Actual and Constant Exchange Rates)

Note:      Comparative results for the first half (H1) and second half (H2) of 2018 are presented on both actual exchange rates (AER) and constant exchange rates (CER). The H2 amounts are presented on year-to-date average exchange rates (including the effect of retranslating H1 results for movements in average exchange rates between H1 and the year-to-date).

	2018				2019
	AER		CER		AER
	H1 £m	H2 £m	H1 £m	H2 £m	H1 £m

Continuing operations
Asia
Cambodia	8	12	9	11	11
Hong Kong	742	955	788	962	830
Indonesia	113	123	116	128	121
Malaysia	117	134	119	134	122
Philippines	38	49	41	49	55
Singapore	205	257	213	260	231
Thailand	53	64	57	67	48
Vietnam	61	85	64	85	68
South-east Asia including Hong Kong	1,337	1,679	1,407	1,696	1,486
China JVnote (3)	187	115	186	118	270
Taiwan	108	103	110	102	116
Indianote (4)	104	111	103	114	106
Total Asia	1,736	2,008	1,806	2,030	1,978

US
Variable annuities	544	537	578	537	485
Elite Access (variable annuity)	89	79	95	78	74
Fixed annuities	17	17	18	17	18
Fixed index annuities	13	12	14	13	93
Wholesale	153	81	163	79	161
Total US	816	726	868	724	831

Total continuing operations	2,552	2,734	2,674	2,754	2,809

Discontinued UK and Europe operations
Bonds	165	189	165	189	180
Corporate pensions	75	49	75	49	65
Individual pensions	316	287	316	287	235
Income drawdown	123	133	123	133	125
Other products	91	88	91	88	100
Total discontinued UK and Europe insurance operations	770	746	770	746	705

Group total	3,322	3,480	3,444	3,500	3,514

Schedule A(iv) Investment Operations (Actual Exchange Rates)

Note:      The H1 and H2 of 2018 comparative results are shown below on actual exchange rates (AER) as previously reported.

	2018		2019

	H1 £m	H2 £m	H1 £m
Opening funds under management (FUM)	210,423	207,860	196,401
Net flows:note (5)	2,685	(14,186)	(1,528)
- Gross inflows	31,857	26,227	34,247
- Redemptions	(29,172)	(40,413)	(35,775)
Other movements*	(5,248)	2,727	14,560
Group totalnote (6)	207,860	196,401	209,433

Continuing operations:
Eastspring - excluding MMF
Third party retail:note (7)
Opening FUM	38,676	36,086	43,340
Net flows:note (5)	25	(692)	2,073
- Gross inflows	10,118	9,125	15,170
- Redemptions	(10,093)	(9,817)	(13,097)
Other movements*	(2,615)	7,946	3,649
Closing FUMnote (8)	36,086	43,340	49,062

Third party institutional:
Opening FUM	7,892	6,284	6,115
Net flows:	(888)	(31)	985
- Gross inflows	338	965	1,284
- Redemptions	(1,226)	(996)	(299)
Other movements	(720)	(138)	310
Closing FUMnote (8)	6,284	6,115	7,410

Total Eastspring investment operations (excluding MMF)	42,370	49,455	56,472

Discontinued M&GPrudential operations:
Retail:
Opening FUM	79,697	79,821	69,465
Net flows:	2,154	(7,022)	(4,251)
- Gross inflows	16,471	8,113	11,867
- Redemptions	(14,317)	(15,135)	(16,118)
Other movements	(2,030)	(3,334)	4,267
Closing FUM	79,821	69,465	69,481

Comprising amounts for:
UK	33,786	30,600	30,483
Europe (excluding UK)	44,571	37,523	37,520
South Africa	1,464	1,342	1,478
	79,821	69,465	69,481

Institutional:note (9)
Opening FUM	84,158	85,669	77,481
Net flows:	1,394	(6,441)	(335)
- Gross inflows	4,930	8,024	5,926
- Redemptions	(3,536)	(14,465)	(6,261)
Other movements	117	(1,747)	6,334
Closing FUM	85,669	77,481	83,480

Total discontinued M&GPrudential operations:	165,490	146,946	152,961

PPM South Africa FUM included in total discontinued M&GPrudential operations	5,452	5,144	5,696
* Other movements in H2 2018 for Eastspring investments included an inflow of £8.7 billion funds under management (ex MMF) from the acquisition of TMB Asset Management Co., Ltd. ('TMBAM') in Thailand.

Schedule A(v) Total Insurance New Business Profit (Actual and Constant Exchange Rates)

Note:      Comparative results for half year (HY) and full year (FY) 2018 are presented on both actual exchange rates (AER) and constant exchange rates (CER). The half year 2019 results are presented on AER.

	2018				2019
	AER		CER		AER
	HY	FY	HY	FY	HY
	£m	£m	£m	£m	£m
New business profit
Asia	1,122	2,604	1,178	2,675	1,295
US	466	921	495	951	348
Total continuing operations	1,588	3,525	1,673	3,626	1,643

Total discontinued UK and Europe operations	179	352	179	352	152
Group total	1,767	3,877	1,852	3,978	1,795

APEnote (2)
Asia	1,736	3,744	1,806	3,836	1,978
US	816	1,542	868	1,592	831
Total continuing operations	2,552	5,286	2,674	5,428	2,809

Total discontinued UK and Europe operations	770	1,516	770	1,516	705
Group total	3,322	6,802	3,444	6,944	3,514

New business margin (NBP as % of APE)
Asia	65%	70%	65%	70%	65%
US	57%	60%	57%	60%	42%
Total continuing operations	62%	67%	63%	67%	58%

Total discontinued UK and Europe operations	23%	23%	23%	23%	22%
Group total	53%	57%	54%	57%	51%

PVNBPnote (2)
Asia	9,132	20,754	9,523	21,284	10,988
US	8,163	15,423	8,680	15,916	8,310
Total continuing operations	17,295	36,177	18,203	37,200	19,298

New business margin (NBP as % of PVNBP)
Asia	12.3%	12.5%	12.4%	12.6%	11.8%
US	5.7%	6.0%	5.7%	6.0%	4.2%
Total continuing operations	9.2%	9.7%	9.2%	9.7%	8.5%

B   Calculation of return on embedded value

Return on embedded value is calculated as the total post-tax EEV profit for the period as a percentage of opening EEV basis shareholders' equity.

	Half year 2019
	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Total Group
EEV basis profit for the period, net of tax and non-controlling interests (£ million)	3,064	948	(1,034)	2,978	1,281	4,259
Opening EEV basis shareholders' equity (£million)	25,132	14,690	(3,624)	36,198	13,584	49,782
Annualised total return on shareholders' funds (%)*	24%	13%	n/a	16%	19%	17%
* Half year profits are annualised by multiplying by two.

	Half year 2018
	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Total Group
EEV basis profit for the period, net of tax and non-controlling interests (£ million)	1,538	822	290	2,650	317	2,967
Opening EEV basis shareholders' equity (£million)	21,592	13,492	(4,013)	31,071	13,627	44,698
Annualised total return on shareholders' funds (%)*	14%	12%	n/a	17%	5%	13%
* Half year profits are annualised by multiplying by two.

	Full year 2018
	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Total Group
EEV basis profit for the period, net of tax and non-controlling interests (£ million)	3,601	788	(213)	4,176	409	4,585
Opening EEV basis shareholders' equity (£million)	21,592	13,492	(4,013)	31,071	13,627	44,698
Total return on shareholders' funds (%)	17%	6%	n/a	13%	3%	10%

C   Calculation of EEV shareholders' funds per share

EEV shareholders' funds per share is calculated as closing EEV shareholders' equity divided by the number of issued shares at the end of the period (30 June 2019: 2,600 million shares; 30 June 2018: 2,592 million shares; 31 December 2018: 2,593 million shares). EEV shareholders' funds per share excluding goodwill attributable to shareholders is calculated in the same manner, except goodwill attributable to shareholders is deducted from closing EEV shareholders' equity.

	30 Jun 2019
	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Total Group
Closing EEV shareholders' equity (£ million)	27,899	15,379	(3,621)	39,657	13,759	53,416
Less: Goodwill attributable to shareholders (£ million)	(510)	-	-	(510)	(1,153)	(1,663)
Closing EEV shareholders' equity excluding goodwill attributable to shareholders (£ million)	27,389	15,379	(3,621)	39,147	12,606	51,753
Shareholders' funds per share (in pence)	1,073p	592p	(139)p	1,526p	529p	2,055p
Shareholders' funds per share excluding goodwill attributable to shareholders (in pence)	1,053p	592p	(139)p	1,506p	485p	1,991p

	30 Jun 2018
	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Total Group
Closing EEV shareholders' equity (£ million)	22,608	14,300	(3,108)	33,800	13,643	47,443
Less: Goodwill attributable to shareholders (£ million)	(306)	-	-	(306)	(1,153)	(1,459)
Closing EEV shareholders' equity excluding goodwill attributable to shareholders (£ million)	22,302	14,300	(3,108)	33,494	12,490	45,984
Shareholders' funds per share (in pence)	872p	552p	(120)p	1,304p	526p	1,830p
Shareholders' funds per share excluding goodwill attributable to shareholders (in pence)	860p	552p	(120)p	1,292p	482p	1,774p

	31 Dec 2018
	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Total Group
Closing EEV shareholders' equity (£ million)	25,132	14,690	(3,624)	36,198	13,584	49,782
Less: Goodwill attributable to shareholders (£ million)	(498)	-	-	(498)	(1,153)	(1,651)
Closing EEV shareholders' equity excluding goodwill attributable to shareholders (£ million)	24,634	14,690	(3,624)	35,700	12,431	48,131
Shareholders' funds per share (in pence)	969p	567p	(140)p	1,396p	524p	1,920p
Shareholders' funds per share excluding goodwill attributable to shareholders (in pence)	950p	567p	(140)p	1,377p	479p	1,856p

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 August 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer